SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*
                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.
                                 General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                 April 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                 SOLE VOTING POWER
                              8,617,100

8                 SHARED VOTING POWER
                              0

9                 SOLE DISPOSITIVE POWER
                              8,617,100

10                SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                              8,617,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.64%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                                Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5C       HECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  8,272,900

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  8,272,900

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  8,272,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.5%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /   /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  14,347,200

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
                  14,347,200

10       SHARED DISPOSITIVE POWER
                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  14,347,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  14,347,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,347,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) /X/
                  (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  31,237,200

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
                  31,237,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  31,237,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on February 4, 2000, and amended on March 2, 2000, March 13, 2000, March 30, 2000 and April 4, 2000 by the Registrants, relating to the common shares, par value $0.01 per share ("Shares"), of Nabisco Group Holdings Corp., a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         On April 10, 2000, Registrants filed Amendment No. 5 to their Schedule 13D. That filing contemplated the attachment of a confidentiality agreement and press release as Exhibits 1 and 2. Those attachments were inadvertently not included in the filing. The confidentiality agreement and the related press release are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits

1. Confidentiality Agreement between High River Limited Partnership and Nabisco Group
         Holdings Corp., dated April 10, 2000

2.       Press Release, dated April 10, 2000

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2000


BARBERRY CORP.

By:_________________________________
         Name:  Carl C. Icahn
         Title: Chairmen of the Board and President

ICAHN & CO., INC.


By:__________________________________
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:____________________________
             Name: Carl C. Icahn
             Title: Member

RIVERDALE LLC


By:___________________________________
         Name:  Carl C. Icahn
         Title: Member

--------------------------------------
CARL C. ICAHN

     [Signature Page of the Amendment No. 6 to Schedule 13D with respect to
                         Nabisco Group Holdings Corp. ]

                                                                       Exhibit 1

                          NABISCO GROUP HOLDINGS CORP.
                                 7 Campus Drive
                              Parsippany, NJ 07054


                                                                 April 10, 2000

High River Limited Partnership
767 Fifth Avenue
New York, NY  10153

Ladies and Gentlemen:

         In order to allow you to evaluate a possible acquisition of or other transaction involving (collectively, the "Possible Transaction") Nabisco Group Holdings Corp. ("NGH") or Nabisco Holdings Corp. ("NA") (NGH and NA, together with their subsidiaries, "Nabisco"), we are prepared to deliver to you, upon your execution and delivery to us of this letter agreement, certain information about the business, properties and operations of Nabisco.

         All information about Nabisco furnished by us or our Representatives (as defined below), whether furnished before or after the date hereof, whether oral or written, and regardless of the manner in which it is furnished or the person who prepared such information, is referred to in this letter agreement as "Confidential Information". The term "Confidential Information" shall include all reports, analyses, notes or other information that are based on, contain or reflect any Confidential Information. Confidential Information does not include, however, information which (a) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this agreement or (b) is or becomes available to you on a nonconfidential basis from a person (other than us or our Representatives) who is not otherwise bound by a confidentiality agreement with us or any Representative of ours, or is otherwise not under an obligation to us or any Representative of ours not to transmit the information to you. As used in this letter agreement, the term "Representative" means, as to any person, such person's affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants), financing sources and controlling persons; provided that if any person who would otherwise be your Representative signs a confidentiality agreement with us, that person will no longer be considered your Representative for whom you are responsible under this agreement.

         Except as provided in the following two paragraphs, and unless otherwise agreed to in writing by NGH, you agree (a) to keep all Confidential Information confidential and not to disclose, or permit the disclosure of, any Confidential Information to any person other than your Representatives who are actively and directly participating in your evaluation of the Possible Transaction or who otherwise need to know the Confidential Information for the purpose of evaluating the Possible Transaction and to cause those persons to observe the terms of this letter agreement, (b) not to use Confidential Information for any purpose other than in connection with your evaluation of the Possible Transaction or the consummation of the Possible Transaction in a manner that we have approved and (c) except as required (in the judgment of your counsel) by the federal securities laws including Section 13(d) of the Securities Exchange Act of 1934, not to disclose to any person (other than those of your Representatives who are actively and directly participating in your evaluation of the Possible Transaction or who otherwise need to know for the purpose of evaluating the Possible Transaction and, in the case of your Representatives, whom you will cause to observe the terms of this letter agreement) any information about the Possible Transaction including your interest therein, or the terms or conditions or any other facts relating thereto, including, without limitation, the fact that discussions are taking place with respect thereto or the status thereof, or the fact that Confidential Information has been made available to you or your Representatives. Without limiting the generality of the foregoing, you agree that, without our prior written consent (which will not be unreasonably withheld or delayed), prior to the End Date (as defined below) neither you nor any of your Representatives will contact or communicate with any other person or its Representatives regarding the possibility of (i) making a joint proposal for a Possible Transaction or (ii) purchasing, selling or exchanging any material portion of Nabisco following a Possible Transaction by you or such other person. You will be responsible for any breach of the terms of this letter agreement by you or your Representatives. You will maintain a record of all of your Representatives to whom Confidential Information is provided and will provide such record to NGH upon request.

         We understand that you intend to issue a press release announcing the signing of this confidentiality agreement and to file a copy of this agreement as an exhibit to your statement of beneficial ownership on Schedule 13D
(collectively, the "CA Announcement"), and we consent to the issuance of such release and to such filing for purposes of the foregoing paragraph.

         In the event that you are requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Confidential Information or any other information concerning Nabisco or the Possible Transaction, you agree that you will provide us with prompt notice of such request or requirement in order to enable us to seek an appropriate protective order or other remedy or to waive compliance, in whole or in part, with the terms of this letter agreement. You agree to cooperate with us (at our sole expense) if we seek to obtain such an order or other remedy. In the event that such protective order or other remedy is not obtained, or NGH waives your compliance with the provisions of this letter agreement, you will furnish only that portion of the Confidential Information, or such other information, which, in the written opinion of your counsel addressed to NGH, is legally required to be furnished, and will exercise your best efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information or such other information.

         You hereby acknowledge that, in your examination of the Confidential Information, you may receive material nonpublic information concerning Nabisco, and that you are aware (and that your Representatives who are apprised of this matter have been or will be advised by you) that the United States securities laws restrict persons who possess certain nonpublic information relating to the issuer of such securities from purchasing or selling securities in reliance upon such information or from communicating such information to any other person or entity under circumstances in which it is reasonably foreseeable that such person or entity is likely to purchase or sell such securities in reliance upon such information.

         You also agree that from the date of this letter agreement until the date (the "End Date") that is the earlier of (i) July 15, 2000 and (ii) the date a definitive agreement has been executed with any person regarding a Possible Transaction, neither you nor any of your affiliates will, without the prior written consent of NGH or its Board of Directors:

(a) acquire, propose or offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or assets of NGH, NA or any of their subsidiaries other than pursuant to the Process, provided that pension plans sponsored or maintained by you for your employees may acquire in the aggregate not more than 5% of the outstanding securities of NGH or NA;

(b) make, or in any way participate in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of NGH, NA or any of their subsidiaries;

(c) make any public announcement with respect to, or, other than pursuant to the Process, submit a proposal for, or offer of (with or without conditions), any extraordinary transaction involving NGH, NA or any of their subsidiaries or any of their securities or assets, except for the CA Announcement or as required (in the judgment of your counsel) by the federal securities laws including Section 13(d) of the Securities Exchange Act of 1934; or

(d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (other than a group comprised solely of your affiliated companies), in connection with any of the foregoing.

         If you determine that you do not wish to proceed with the Possible Transaction, you will promptly advise us of that decision. In that case, or in the event that the Possible Transaction is consummated by another person, you will, upon our request, promptly deliver to us all Confidential Information, including all copies, reproductions, summaries, analyses or extracts thereof or based thereon prepared by you or any Representative of yours; provided that you may, in lieu of delivery of analyses or other materials prepared by you, destroy such materials and promptly certify such destruction. Notwithstanding the return of all Confidential Information, you will continue to be bound by the terms hereof.

         You acknowledge that none of Nabisco, Warburg Dillon Read LLC ("Warburg Dillon Read"), Morgan Stanley & Co. Incorporated ("Morgan Stanley", and together with Warburg Dillon Read, the "Financial Advisors") or our other Representatives and none of the respective officers, directors, employees, agents or controlling persons of Nabisco, the Financial Advisors or such other Representatives makes any express or implied representation or warranty as to the accuracy or completeness of any Confidential Information, and you agree that none of such persons shall have any liability to you or any of your Representatives relating to or arising from your or their use of any Confidential Information or for any errors therein or omissions therefrom. You also agree that you are not entitled to rely on the accuracy or completeness of any Confidential Information and that you shall be entitled to rely solely on such representations and warranties regarding Confidential Information as may be made to you in any definitive agreement relating to the Possible Transaction, when, as, and if finally executed, subject to the terms and conditions of any such agreement.

         You agree that, without our prior written consent, you will not for a period of two years from the date hereof directly or indirectly solicit for employment or employ any employee of Nabisco with whom you have had contact or who became known to you in connection with your consideration of the Possible Transaction; provided that the foregoing provision will not prevent you from employing any such person who contacts you on his or her own initiative without any direct or indirect solicitation by or encouragement from you.

         Each party to this letter agreement agrees that unless and until a definitive agreement regarding the Possible Transaction has been executed, neither party nor any of their respective Representatives will be under any legal obligation to the other party with respect to the Possible Transaction as a result of this agreement and shall have no liability of any nature whatsoever with respect to the Possible Transaction by virtue of this letter agreement.

         You acknowledge and agree that (i) we and our Representatives may conduct the process that may or may not result in the Possible Transaction in such manner as we, in our sole discretion, may determine (including, without limitation, negotiating and entering into a final agreement with any third party without notice to you) and (ii) we reserve the right to change (in our sole discretion, at any time and without notice to you) the procedures relating to our and your consideration of the Possible Transaction (collectively, the "Process").

         It is further understood and agreed that the Financial Advisors will arrange all contacts for due diligence purposes. It is also understood and agreed that all (i) communications regarding a Possible Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings and (iv) discussions or questions regarding procedures, will be submitted or directed exclusively to the Financial Advisors, and that neither you nor any of your Representatives will initiate or cause to be initiated any communication with Nabisco or any of its

Representatives other than the Financial Advisors concerning the Confidential Information or a Possible Transaction.

         You agree that money damages would not be a sufficient remedy for any breach of this letter agreement by you or your Representatives, that in addition to all other remedies Nabisco shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and you further agree to waive, and to use your best efforts to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, you shall be liable and pay to Nabisco the reasonable legal fees incurred by Nabisco in connection with such litigation, including any appeal therefrom.

         It is further understood and agreed that no failure or delay by us in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

         This letter agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed in that state. In the event that any provision or portion of this letter is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this letter shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

         Any assignment of this letter agreement by you without our prior written consent shall be void. This letter agreement shall be enforceable by NGH, NA or any of their subsidiaries. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and each of which shall constitute the same agreement.

         This letter agreement contains the entire agreement between you and us concerning confidentiality of the Confidential Information, and no modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon you or us, unless approved in writing by each of you and us.

         Unless otherwise provided, this letter agreement shall be binding upon the parties hereto for a period of three years from the date hereof.

         Please confirm your agreement with the foregoing by signing and returning to the undersigned one copy of this letter agreement.

                                            NABISCO GROUP HOLDINGS CORP.



                                            By: ___________________________
                                                  Name:
                                                  Title:



Accepted and Agreed
as of the date
first written above:


__________________________
Name of Company

By:  __________________________
      Name:
      Title:








 [This is a signature page to a confidentiality letter agreement dated April 7, 2000 between Nabisco Group Holdings Corp. and High River Limited Partnership.]

                                                                       Exhibit 2



                              FOR IMMEDIATE RELEASE

                     Icahn To Participate in Bidding Process

                       Conducted By Nabisco Group Holdings

             Confidentiality Agreement Signed; Diligence to Commence

New York, New York. April 10, 2000. Carl C. Icahn announced today that High River Limited Partnership, an affiliate of Mr. Icahn, has entered into a confidentiality agreement with Nabisco Group Holdings Corp. (NYSE: NGH). As a result, Mr. Icahn and his affiliates will participate in the bidding process being coordinated by Morgan Stanley and Warburg Dillon Reed. The agreement allows Mr. Icahn to seek "strategic" partners to join in his bid with the consent of NGH, which is not to be unreasonably withheld. However, the agreement in no way restricts Mr. Icahn from bringing lending institutions and other sources of capital into the project. In this regard, Mr. Icahn has selected Industrial Bank of Japan (IBJ) to commence the due diligence process as soon as possible and he expects to involve other "financial" partners as well.

Under the terms of the agreement with NGH, Mr. Icahn and his affiliates are not permitted to solicit proxies from NGH stockholders, or to purchase additional NGH shares, until the earlier of July 15, 2000 or the time that NGH enters into an agreement with another purchaser. As a result, Mr. Icahn will not proceed with the proposed proxy solicitation or tender offer previously announced.

Mr. Icahn is currently the largest non-institutional stockholder of NGH, with over 31 million shares.




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   In light of the provisions of the agreement  referred to above, Mr. Icahn and
   his  affiliates   currently  do  not  intend  to  commence   either  a  proxy
   solicitation for the NGH 2000 annual stockholders meeting or a tender offer relating to shares of Nabisco Group Holdings. However, if, at some future date, a proxy solicitation for any meeting and/or a tender offer is commenced, then they will file a proxy statement and/or a tender offer statement with the Securities and Exchange Commission. Those statements would contain important information and should be read by security holders. Security holders would be able to obtain at no charge those statements and other documents when they become available on the Securities and Exchange commission's website at http://www.sec.gov. In addition, any definitive proxy statement, form of proxy, offer to purchase, letter of transmittal or notice of guaranteed delivery, would be mailed to stockholders.

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Contact:  Susan Gordon: (212) 702-4309 or Karen Kavanagh: (212) 702-4310

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